UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 02 )*

HemoBioTech, Inc. (Name of Issuer)
Common Stock, $.001 Par Value Per Share (Title of Class of Securities)
42368P102 (CUSIP Number)
December 31, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 42368P102

1.	Names of Reporting Persons. Ghassan Nino I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,136,113 Shares

	6.	Shared Voting Power 2,068,270

	7.	Sole Dispositive Power 1,136,113 Shares

	8.	Shared Dispositive Power 2,068,270

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,204,383 Shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.7%

12.	Type of Reporting Person IN

(1) Represents (a) 1,086,113 shares of common stock held directly by Mr. Nino; (b) 1,851,047 shares of common stock held directly by Nino Partners, LLC, of which Mr. Nino is the Managing Member and has voting control; (c) 217,223 shares of common stock held directly by Biogress LLC, of which Mr. Nino is a founding member and has 50% voting control; and (d) 50,000 stock options held directly by Mr. Nino which are currently exercisable.
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SCHEDULE 13G
CUSIP No. 42368P102

1.	Names of Reporting Persons. Nino Partners, LLC I.R.S. Identification Nos. of above persons (entities only). 80-0083956

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,851,047 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,851,047 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,851,047 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person OO
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Item 1.
(a)	Name of Issuer HemoBioTech, Inc.
(b)	Address of Issuer's Principal Executive Offices 5001 Spring Valley Road, Suite 1040-West, Dallas, TX 75244

Item 2.
(a)	Name of Person Filing Ghassan Nino ("Nino") Nino Partners, LLC ("Nino Partners")
(b)	Address of Principal Business Office or, if none, Residence c/o HemoBioTech, Inc., 5001 Spring Valley Road, Suite 1040-West, Dallas, TX 75244
(c)	Citizenship Nino is a citizen of the United States of America Nino Partners is a Texas limited liability company
(d)	Title of Class of Securities Common Stock, $.001 Par Value Per Share
(e)	CUSIP Number 42368P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 3,204,383 Shares
(b)	Percent of class: 16.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,136,113 Shares
	(ii)	Shared power to vote or to direct the vote 2,068,270
	(iii)	Sole power to dispose or to direct the disposition of 1,136,113 Shares
	(iv)	Shared power to dispose or to direct the disposition of 2,068,270

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

By:	/s/ Ghassan Nino Ghassan Nino
Nino Partners, LLC

By:	/s/ Ghassan Nino Ghassan Nino
Title:	Managing Member

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